05012085

SUPPL

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

October 7, 2005

SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH. DC 213 SECTION

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news releases.

Sincerely,

Andras Bodor
Corporate Affairs Director

Attachments:
2 NABI Rt. news releases

PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

dlw 10/27

NABI AUTÓBUSZIPARI RT.

2005. október 6.

A NABI Csoport 2005. III. negyedéves autóbusz értékesítése

A NABI Csoport 2005 első három negyedévében összesen 350 darab autóbuszt szállított vevőinek az amerikai és a magyar piacon.

Autóbusz szállítások száma piac és típus szerint

Piac	**Autóbusz típus**	**2005. szeptember 30.**	**2004. szeptember 30.**	**2003. szeptember 30.**
	30 láb hosszú (medium duty)	0	0	38
USA	35/40 láb hosszú (heavy-duty)	209	342	379
	60 láb hosszú (heavy-duty)	86	101	23
	40/45 láb hosszú CompoBus®	46	58	25
USA piac összesen:		**341**	**501**	**465**
Magyar piac összesen (7,5 t feletti egyszintes):		**9**	**10**	**8**
ÖSSZESEN (Optare nélkül):		**350**	**511**	**473**
Megszűnő üzletág (Optare):		**350**	**368**	**345**
ÖSSZESEN (Optare-rel együtt):		**700**	**879**	**818**

2005. július 28-án a NABI Csoport eladta nagy-britanniai leányvállalatát, az Optare Holdings, Ltd-t. *A fenti táblázat az Optare 2005 januárja és júliusa közötti autóbusz értékesítési adatait külön sorban összegzi.*

Az amerikai piacon az eladások száma elmaradt a várakozásoktól, melynek elsődleges oka a 60-BRT gyártáshoz használt, szénszálas alapanyagból készült CNG tankok beszállítójának késedelme volt. Ennek következtében a NABI autóbusz kiszállításai is késedelmet szenvedtek. A CompoBus® eladások számának csökkenése a termelés leállításával függ össze a NABI Rt. kaposvári kompozit gyárában.

Az USA-ban egy új jogszabály került elfogadásra a közlekedési programok szövetségi támogatásával kapcsolatban. 2005. augusztus 10-én Bush elnök aláírta a SAFETEA-LU rövidítésű törvényt (Safe,

Accountable, Flexible, and Efficient Transportation Equity Act - A Legacy for Users), amely 286,4 milliárd dollár (46%-al több, mint a korábbi TEA által biztosított összeg) támogatást garantál a szövetségi felszíni közlekedési programok fedezetére 2009-ig. Ezen belül a tömegközlekedés fejlesztésére 52,6 milliárd dollárt különítettek el.


Negyedéves autóbusz értékesítés
Eladott autóbuszok száma
400
350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004
2005
USA
HU

2005. szeptember 30-án a NABI rendelés állománya 473 darab autóbusz volt az USA-ban. Az opcionális rendelések száma megközelítette a 640 darabot.

- VÉGE -

További információ:
Bodor András, társasági igazgató
Tel: +1-401-7100 Fax: +1-407-2931 vagy e-mail bodor.andras@nabi.hu

vissza

2005. október 6.

Csökkent az FHF részesedése

NABI AUTÓBUSZIPARI RT.

A The First Hungary Fund tájékoztatta a NABI Rt.-t, hogy részesedése a társaságban 31,999%-ra csökkent.

- VÉGE -

További információ:
Bodor András, társasági igazgató
Tel: +1-401-7100 Fax: +1-407-2931 vagy e-mail bodor.andras@nabi.hu

vissza

Feliratkozás hírlevélre: >

Linkek:
WWW.NABIUSA.COM